

Mail Stop 3561

April 22, 2010

Mr. Matthew C. Moellering
Chief Financial Officer
Express Parent LLC
One Limited Parkway
Columbus, OH 43230

      RE: Express Parent LLC
              Amendment to Registration Statement on Form S-1
              File No. 333-164906
              Filed April 19, 2010

Dear Mr. Moellering:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Basis of Presentation, ii

1.   We note your disclosure that on the day following this conversion, (i) Express Investment Corp. ("EIC"), the holding company that holds 67.4% of the equity interests in the Registrant on behalf of certain investment funds managed by Golden Gate and (ii) the holding companies that directly or indirectly hold 6.0% of the equity interests in the Registrant on behalf of certain members of management (the "Management Holding Companies") will be merged with the Registrant. We also note your correspondence related

to the proposed accounting treatment. Please tell us how you analyzed SAB Topic 5J regarding your position to exclude the acquisition related debt from the financial statements of Express (i.e. push-down).

Prospectus Summary, page 1

2.   Please revise your disclosure to clarify how the shares owned by Limited Brands will be treated as part of your reorganization.

Recent Developments, page 5

3.   We note you provided a range for the increase in revenues, comparable store sales and e-Commerce sales. In order to provide an investor with a complete understanding of your performance during the fiscal quarter ended May 1, 2010, please revise to disclose information related to net income and income per common share for this period and the comparable prior period or disclose, in sufficient detail, the reasons for omitting these measures.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 39 and
Note 13- Pro Forma Information (unaudited), page F-37

4.   We note your response to our prior comment four. However it appears to us upon making adjustments (including dividends), any remaining undistributed losses (accumulated deficit) of the previously unincorporated entities should be reclassified in to additional paid in capital upon conversion to C Corp in accordance with SAB Topic 4B. Please revise or advise.

Certain Relationships and Related Party Transactions, page 116

5.   On page 121 you indicate that an affiliate of Golden Gate purchased an additional $8.3 million in Term B Loans. Please update Use of Proceeds and other disclosure, as appropriate.

6.   We note your response to prior comment eight and the revised discussion of your MAST Services Arrangements on page 119 and Business disclosure on page 78. It is unclear how significant a role MAST plays "in its capacity as buying agent" compared to the role it plays as a source of the products that you sell. Based on the annual fees paid to MAST, it appears that a substantial portion of them relate to "the purchase price of sourced products" and not merely the agency fees related to purchases from third party manufacturers. Please revise to clarify.

7.   Please advise us when you contemplate finalizing your Stockholders Agreement with MCRH and Limited Brands. In addition, please revise page 125 to indicate the number of shares required to be held pursuant to these provisions and clarify

> MCRH's and Limited Brands' ability to dispose of the ownership or economic interests.

8.   With respect to prior comment 12, please revise to clarify the "discount" provided by Appleseeds, and identify any named executive officers among the "certain management stockholders."

Audited Consolidated Financial Statements

Consolidated Statement of Cash flows, page F-7

9.   We note your response to our prior comment 14. However you have not addressed all of the issues stated in our prior comment. Thus the comment is partially reissued. Please reconcile the non-cash activity push down of fair value and equity contribution of $287,206 to your disclosures in Note 2 on F-19 (i.e. purchase price allocation of $739,495).

Note11 – Equity Units and Share-Based Compensation

Successor, F-35

10.   We note your revised disclosures in response to our prior comment 15. However please revise to include complete disclosures of your Equity Program for all periods for which disclosure is required as required by FASB ASC 718-10-50.

11.   We note your response to our prior comments 17 and 18. Please show us for each period presented your computations supporting (i) marketability discount (ii) asset volatility and (iii) compensation cost recorded and provide sufficient objective support for the amounts reported.

12.   We reviewed your correspondence dated April 19, 2010 that provided information about your valuation of equity based awards granted. Please address the following as it relates to your valuation as of October 31, 2009:
   - With regard to the market approach, please tell us which companies and/or transactions were used as comparables and your specific basis for selecting such companies and/or transactions
   - With regard to the income approach please tell us the discount rate used and basis for such rate
   - With regard to the five factors listed that led to an increase in the value of your Class C Units, (i) tell us how your performance as noted in the first factor compared to the projections used in your valuation of the awards and clarify what contributed to any differences and (ii) tell us why the issuance of your Senior Notes was not contemplated at October 31, 2009.

Mr. Matthew Moellering
Chief Financial Officer
Express Parent LLC
April 22, 2010
p. 4

Part II

13.   With respect to prior comment 19, please advise us of the disclosure provided to investors prior to the date of sale.

Exhibits

14.   Please file the agreement(s) governing your relationship with MAST. If this relationship is governed by Schedule II to Exhibit 10.20 please advise.

15.   We note that your lease payments to Limited Brands have declined in connection with the expiration of the Transition Services Agreements. It was unclear whether the company had, or was in negotiations to, enter into material lease agreements with third parties. Please advise or revise.

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

                    Sincerely,

                    John Reynolds
                    Assistant Director

Mr. Matthew Moellering
Chief Financial Officer
Express Parent LLC
April 22, 2010
p. 5

    cc.   Robert Hayward
                 (312) 862-2200